Filed by RTI International Metals, Inc.

Commission File No. 001-14437

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RTI International Metals, Inc.

Commission File No. 001-14437

Subject line: Important message from Office of the CEO

Dear Fellow RTI Employees,

I want to inform you of an upcoming milestone in Alcoa’s proposed acquisition of RTI. We have fixed July 21 as the date for the annual meeting of shareholders.

At this meeting, the shareholders will vote on a proposal to adopt the Agreement and Plan of Merger, dated as of March 8, 2015, by and among Alcoa Inc. and RTI International Metals, Inc., pursuant to which RTI will merge with and into Alcoa Inc. and will become a wholly owned subsidiary of Alcoa Inc.

Obtaining the requisite vote of our shareholders is one of the final conditions to closing, and we would expect to close the merger within three business days of the meeting, subject to remaining customary closing conditions.

In the interim, we will continue to do business as usual and remain focused on driving our strategic initiatives. On the day the acquisition closes, Alcoa representatives will welcome RTI employees into the company during site visits and/or via the distribution of introductory materials.

Thank you for your continued efforts on behalf of RTI as we approach this historic merger.

Sincerely,

Dawne S. Hickton

Vice Chair, President and CEO

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995.

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to RTI and Alcoa, the management of either such company or the proposed transaction between RTI and Alcoa, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. RTI and Alcoa undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the requisite vote of the shareholders of RTI and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in RTI’s and Alcoa’s respective reports filed with the SEC, including RTI’s annual report on Form 10-K for the year ended December 31, 2014 and quarterly report on Form 10-Q for the quarter ended March 30, 2015, and Alcoa’s annual report on Form 10-K for the year ended December 31, 2014 and quarterly report on Form 10-Q for the quarter ended March 30, 2015, in each case, as such reports may have been amended. This document speaks only as of its date, and RTI and Alcoa each disclaim any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, Alcoa has filed with the SEC, and the SEC has declared effective, a registration statement on Form S-4 (Registration No. 333-203275) on June 19, 2015, containing a preliminary proxy statement/prospectus. SHAREHOLDERS OF RTI ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive proxy statement/prospectus has been mailed to shareholders of RTI. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Alcoa at its website, www.alcoa.com, or 390 Park Avenue, New York, NY 10022, attention: Corporate Secretary, or from RTI at its website, www.rtiintl.com, or Westpointe Corporate Center One, 1550 Coraopolis Heights Rd, Pittsburgh, PA 15108, attention: Secretary.

Participants In Solicitation

RTI and Alcoa and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning the proposed directors and executive officers of the combined company, RTI’s and Alcoa’s respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the definitive proxy statement/prospectus contained in

Alcoa’s Registration Statement on Form S-4 (Registration No. 333-203275) on June 19, 2015, and in RTI’s and Alcoa’s respective Form 10-Ks, as amended, for the year ended December 31, 2014.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.